Aditx Therapeutics, Inc.

11161 Anderson Street, Suite 105-10014

Loma Linda, CA 92354

June 25, 2020

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Paul Fischer Irene Paik

Re:	Aditx Therapeutics, Inc. Registration Statement on Form S-1, as amended File No. 333-235933

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Aditx Therapeutics, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:30 p.m., Eastern Daylight Time, on Monday, June 29, 2020, or as soon thereafter as possible.

Please notify Richard Friedman of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (212) 634-3031 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

Respectfully submitted,

ADITX THERAPEUTICS, INC.

By:	/s/ Amro Albanna
Name: Amro Albanna
Title: Chief Executive Officer